Exhibit 99.1

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

October 1st, 2012	Trading Symbol: TSX – OLE
OTC/BB – OLEPF

OROMIN INCREASES INDICATED GOLD RESOURCES TO 3.78 MILLION OUNCES AND INFERRED GOLD OUNCES TO 0.96 MILLION OUNCES AT THE OJVG GOLD PROJECT

Indicated Gold Resources have increased by 1.24 million ounces (49%) since the positive 2010 Feasibility Study, including increases to:
-	1.93 million Au ounces, 44.97 million tonnes grading 1.34 g/t Au at the Masato Deposit
-	1.40 million Au ounces, 13.68 million tonnes grading 3.18 g/t Au at the Golouma Deposits
-	445,000 Au ounces, 16.55 million tonnes grading 0.84 g/t Au at the Heap Leach Deposits
This 2012 resource update will form the basis for updating the 2010 Feasibility Study and the 2011 Heap Leach PEA scheduled for completion in Q4 2012

Oromin Explorations Ltd. (“Oromin” or the “Company”), on behalf of Oromin Joint Venture Group Ltd. (“OJVG”), is pleased to announce the results of its 2012 mineral resource update. This mineral resource update will serve as the basis for the upcoming updates to the carbon-in-leach (“CIL”) Feasibility Study and Heap Leach Preliminary Economic Assessment (“PEA”) scheduled for completion in Q4 2012. The following table summarizes the mineral resources for all of the OJVG Gold Project (the “Project”) deposits identified to date. The resource update was prepared by independent consultant SRK Consulting (Canada) Inc. (“SRK”) and has an effective date of September 28, 2012.

OJVG MINERAL RESOURCE ESTIMATE
Effective Date: SEPTEMBER 28, 2012

Deposit	Resource Category	Tonnage	Grade	Gold Ounces
		(000's)	g/t Au	(000’s)
Golouma	Indicated	13,685	3.18	1,400
Masato	Indicated	44,970	1.34	1,933
Sub total	Indicated	58,655	1.77	3,333
Heap Leach	Indicated	16,551	0.84	445
TOTAL	Indicated	75,206	1.56	3,778

Golouma	Inferred	5,455	3.43	601
Masato	Inferred	3,527	1.13	128
Sub total	Inferred	8,982	2.52	728
Heap Leach	Inferred	8,346	0.87	234
TOTAL	Inferred	17,329	1.73	963

The Golouma category includes the Golouma West/South, Kerekounda and Kourouloulou deposits. The Heap Leach category includes the Niakafiri Southeast, Niakafiri Southwest, Maki Medina, Kobokoto, Mamasato, Koulouqwinde, Koutouniokolla, Sekoto, Kinemba and Kouroundi deposits. Tonnage and grades for the open pit portions of all deposits have been constrained by an optimized Whittle pit based on a $1500 per ounce gold price and the proposed mining and processing related costs. Tonnages and grades for the Golouma category deposits assume CIL processing methods and were calculated at gold cut-off grades of 0.32 g/t for sulphide ore and 0.15 g/t for oxide ore. Tonnages and grades for the Heap Leach category deposits assume heap leach processing methods and were calculated at gold cut-off grades of 0.24 g/t for sulphide ore and 0.15 g/t for oxide ore. Underground resources reported below the optimized pits for all of the deposits are reported using a 1.0 g/t cut-off grade. The detailed SRK resource reporting methodology is summarized in a later section of this news release.

Golouma and Masato are grouped together as they jointly form the basis for the 2012 Feasibility Study update. The indicated and inferred resources for the heap leach deposits will form the basis of the 2012 Heap Leach PEA update.

The total indicated resource for the OJVG Gold Project is 75.21 million tonnes grading 1.56 g/t Au containing 3.78 million ounces of gold. There is an additional inferred resource of 17.33 million tonnes grading 1.73 g/t Au containing 0.96 million ounces of gold. There are no measured resources at this time. Details of SRK’s mineral resource estimates and methodology are documented later in this release.

The 2012 mineral resource estimate is an update to the May 2011 mineral resource estimate (see Appendix B and the Company’s May 12, 2011 News Release) and includes all drilling completed to date on the OJVG Gold Project. Since the 2011 resource update, the project’s indicated gold resources have increased by 469,000 ounces while inferred gold resources have increased by 528,000 ounces, increases of 14% and 121%, respectively. Oromin undertook a comprehensive geological interpretation program which included a complete re-modeling of many of the deposits, including the two largest, Masato and Golouma. Based on these efforts, the mineralized domains have been better defined and more tightly constrained based on the additional drilling from 2011. This resulted in improved definition of the various mineralized zones for the 2012 mineral resource estimate. All deposits remain open to further expansion both laterally and at depth.

Chet Idziszek, Oromin’s President and CEO, stated, “Our continued resource growth, clearly positions the OJVG Project as a leader in the Sabodala Gold District, which hosts one producing gold mine and nearly 10 million ounces of indicated gold resources outlined over the last 4 years by Teranga, Randgold and ourselves. The OJVG project’s gold resources and potential now approaches: 4 million ounces of indicated gold resources, nearly 1 million ounces of inferred gold resources and further expansion potential at the current deposits and at newly developed gold targets. As such we are confident that the OJVG Gold Project will play a key role in further establishing the Sabodala Gold District as a world class gold camp. We fully expect the upcoming CIL Feasibility Study and Heap Leach PEA updates to demonstrate the significant value of the OJVG Gold Project, which is not currently reflected in Oromin's market value."

Progress Since 2010 Feasibility Study

In 2010 the positive Feasibility Study, based on an $880 gold price and production from only the Golouma and Masato deposits, yielded a probable mineral reserve of 17.52 million tonnes grading 2.52 g/t Au, containing 1.42 million ounces of gold. The 2010 reserve estimate was based on indicated resources of 45.60 million tonnes grading 1.73 g/t Au, containing 2.54 million ounces of gold (see following tables and SRK’s mineral resource statement in the Company’s July 15, 2010 news release). For comparison, the current 2012 Feasibility Study and reserve update will be based on indicated resources of 58.65 million tonnes grading 1.77 g/t Au, containing 3.33 million ounces of gold. This is an increase for indicated resources of 29% in tonnes, 2% in grade and 31% in gold ounces respectively, from 2010 for the same Golouma and Masato deposits.

OJVG MINERAL RESOURCE ESTIMATE (SRK) AS AT JULY 2010

Deposit	Resource Category	Tonnage	Grade	Gold Ounces
		(000's)	g/t Au	(000's)
Golouma	Indicated	10,533	3.59	1,218
Masato	Indicated	35,062	1.17	1,318
Sub total	Indicated	45,595	1.73	2,536
Heap Leach	Indicated	0	0.00	0
Total	Indicated	45,595	1.73	2,536

Golouma	Inferred	1,116	4.15	149
Masato	Inferred	2,389	1.21	94
Sub total	Inferred	3,505	2.15	243
Heap Leach	Inferred	7,486	0.89	212
Total	Inferred	10,991	1.28	455

The Golouma resource includes the Golouma West/South, Kerekounda and Kourouloulou deposits. The Heap Leach category includes the Niakafiri Southeast, Niakafiri Southwest, and Maki Medina deposits. All tonnages and grades were calculated at cut off grades of 0.40 g/t Au for open pit resources and constrained by an optimized Whittle pit based on a $1200 per ounce gold price. Underground resources reported below the optimized pit were reported using a 1.0 g/t cut off grade. The detailed SRK resource reporting methodology for the 2010 mineral resource estimate is summarized in the Company’s news release dated July 15, 2010. The reader is cautioned that references to the 2010 Feasibility Study and 2010 mineral resource estimate are for comparison purposes only and although the Company feels the 2010 Feasibility is relevant, it is no longer current due to out of date economic parameters and subsequent mineral resource updates to the resource base used for the 2010 study.

OJVG MINERAL RESERVE ESTIMATE (SRK) AS AT JULY 2010

Deposit Group	Reserve Category	Tonnage	Grade	Gold Ounces
		(000's)	g/t Au	(000's)
Golouma	Probable	7,364	4.06	960
Masato	Probable	10,154	1.41	460
Total	Probable	17,517	2.52	1,420

The Golouma reserves include the Golouma West/South, Kerekounda, and Kourouloulou deposits. Reserve grades and tonnages were established in the Company’s 2010 Feasibility Study based on an $880 per ounce gold price. Results of the 2010 Feasibility Study completed by SRK are summarized in the Company’s news release dated July 15, 2010. The reader is cautioned that references to the 2010 Feasibility Study and 2010 mineral resource estimate are for comparison purposes only and although the Company feels the 2010 Feasibility is relevant, it is no longer current due to out of date economic parameters and subsequent mineral resource updates to the resource base used for the 2010 study.

Oromin anticipates that the increased indicated resource tonnes, grade and gold ounces, to be evaluated in the 2012 Feasibility Study update, will have a positive impact on mineral reserves, mine life and overall project value. Furthermore, the increase in both indicated and inferred mineral resources for the heap leach deposits will also have a favourable impact on the Heap Leach PEA update with respect to the additional value and flexibility a heap leach operation can add to the Project.

Project Summary

The OJVG mineral deposits have been categorized into three groupings: (A) Golouma – three large, closely clustered and high grade deposits; (B) Masato – the largest single deposit; and (C) 10 widely distributed Heap Leach deposits. Of these, the Golouma and Masato deposits will form the basis of the CIL Feasibility Study update and the heap leach deposits will form the basis for the Heap Leach PEA update – all scheduled for completion in Q4 2012. The attached plan map sets out deposit locations within the OJVG Gold Project.

The Golouma deposits are comprised of three proximal deposits – Golouma, Kerekounda and Kourouloulou – clustered within a 1 km radius of each other and are the highest grade deposits within the property. They collectively contain 1.40 million ounces of gold in the indicated category, 13.68 million tonnes grading 3.18 g/t gold and 0.60 million ounces of gold in the inferred category, 5.45 million tonnes grading 3.43 g/t gold. The 2012 indicated resource for the Golouma deposits represents a 15% increase in gold ounces, a 30% increase in the indicated tonnes and an 11% decrease in grade respectively, over that utilized for the 2010 Feasibility Study.

Masato is currently the largest single deposit on the property. It contains resources of 1.93 million ounces of gold in the indicated category, 44.97 million tonnes grading 1.34 g/t gold and 128,000 ounces of gold in the inferred category, 3.53 million tonnes grading 1.13 g/t gold. This represents a 47% increase in the indicated resource ounces, a 28% increase in the indicated tonnes and a 14% increase in grade respectively, over that utilized in the 2010 Feasibility Study. Masato has the added benefit of containing a substantial indicated oxide resource in excess of 340,000 ounces, (8.88 million tonnes grading 1.20 g/t Au at a 0.15 g/t Au cut-off grade) which makes it a very valuable deposit for operational flexibility and blending options for the proposed CIL operation.

The heap leach deposits consist of 10 widely-distributed deposits containing 445,000 ounces of gold in the indicated category – comprising 16.55 million tonnes grading 0.84 g/t gold – and 234,400 ounces of gold in the inferred category, comprising 8.35 million tonnes grading 0.87 g/t gold. These deposits contain a high percentage of oxide resources and, as such, provide further operational flexibility as either heap leach feed or additional mill feed for the proposed CIL plant. The heap leach deposits will form the basis of a 2012 update to the positive 2011 Heap Leach PEA which identified mineable heap leach material consisting of 319,400 ounces of gold, 14.30 million tonnes grading 0.69 g/t gold (see Company’s May 5, 2011 News Release).

Please refer to Appendix A for a summary of the indicated and inferred resource distribution for the individual Golouma, Masato and heap leach deposits and cut-off grades used to calculate the mineral resources.

SRK Mineral Resource Estimate Update - Methodology

All resource modeling was completed by independent Qualified Persons Gilles Arsenault, P.Geo.,Darrell Farrow, Pr.Sci.Nat. and Fred Brown, CPG, under the supervision of Wayne Barnett, Pr.Sci.Nat., and Marek Nowak, P.Eng. Quality control checks were undertaken on the sampling and analytical procedures and on the assay results. All of the resources were modeled using an approximate 0.20 g/t Au grade shell solid for each mineralized zone, except Kerekounda and Kourouloulou which were created with a 1.0 g/t grade shell. Variogram models were created for all of the grade shell solids. Assay data from each grade shell was evaluated and appropriately capped for the purposes of this estimation. Block models were created for each of the grade shells and the reported resources are constrained by an optimized Whittle shell. The reader is cautioned that SRK utilizes results from the conceptual pit optimization work solely for the purpose of constraining and reporting mineral resources that have “reasonable prospects” for economic extraction by an open pit and do not represent mineral reserves.

For the CIL deposits, the optimization parameters were: gold price of USD $1,500/oz Au, combined ore mining and processing costs of USD $12.75/tonne, overall pit slope of 45 degrees, metallurgical recovery of 95%, and appropriate dilution, offsite costs and royalties. Resource tonnages, and gold grades within the optimized pit shell were reported at 0.15 g/t and 0.32 g/t cut off grades for CIL oxide and sulphide resources respectively.

For the heap leach deposits, the optimization parameters were: gold price of USD $1,500/oz Au, combined ore mining and processing costs of USD $5.10/tonne, overall pit slope of 40 degrees, metallurgical recovery of 80%, and appropriate dilution, offsite costs and royalties were used for oxide resources while USD $6.10/tonne, overall pit slope of 40 degrees, metallurgical recovery of 60%, and appropriate dilution, offsite costs and royalties were used for sulphide resources. Resource tonnages and gold grades within the optimized pit shell were reported at 0.15 g/t and 0.24 g/t for heap leach oxide and sulphide resources respectively.

Resources from contiguous portions of the mineralization outside of the optimized pit shell, and potentially amenable to underground mining methods, were reported at a 1.0 g/t Au cut off grade for both CIL and heap leach deposits.

In the opinion of SRK, the block model resource estimates reported by SRK herein are a reasonable representation of the gold mineral resources found in the Golouma, Kerekounda, Kourouloulou, Masato, Niakafiri Southeast, Niakafiri Southwest, Maki Medina, Kobokoto, Mamasato, Sekoto, Kouroundi, Kinemba, Koulouqwinde and Koutouniokolla deposits at the current level of sampling. Mineral resources for these deposits are reported in accordance with the guidelines of the Canadian Securities Administrators National Instrument 43-101, and have been estimated in conformity with generally accepted CIM “Estimation and Mineral Resource and Mineral Reserve Best Practices” guidelines. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The resource estimate was completed by Wayne Barnett, Pr.Sci.Nat. (#400237/04), an independent qualified person as this term is defined in National Instrument 43-101.

Additional Potential

All of the gold deposits comprising the current resources at the OJVG Gold Project remain open to expansion both laterally and at depth. Upgrading of the 963,000 ounces of inferred gold resources to the indicated category will be a priority of future exploration efforts. In excess of 60% of the inferred resources (601,000 gold ounces, 5.45 million tonnes grading 3.43 g/t Au) are within the higher grade Golouma deposits, making upgrading to the indicated resource category of even greater importance.

In addition, exploration successes, including ongoing 2012 surface exploration, at 13 other prospects provide further opportunities for delineation of future resources. Of these prospects, Goumbati West, Torosita, Sabodala North and Maleko represent the next tier of drill-ready targets, while Sanouwoula, Masato Northeast, Maki Medina East and Goumbati represent some of the current second tier exploration targets that have provided initial encouraging results worthy of follow-up evaluation.

Project Milestones

The 2012 Feasibility Study and Heap Leach PEA updates are now underway and scheduled for completion in Q4 of this year.

In addition to the granting of a 15-year renewable Mining Licence for the OJVG Gold Project, a number of Project milestones have been achieved since completion of the positive 2010 Feasibility Study (see the Company’s July 15, 2010 News Release). These include:

  Completion of Value Engineering Optimization Studies towards enhancing the 2010 Feasibility Study findings. This optimization process identified additions of USD $23 to USD $39.7 Million to the Net Present Value (“NPV”) outlined in the 2010 Feasibility Study, (see the Company’s November 23, 2010 News Release).

  A positive Heap Leach PEA was completed which outlined the added development flexibility and potential economic benefits of mining lower grade material identified at many of the OJVG Gold Project deposits. The PEA identified a pre-tax NPV for the heap leach operation estimated at USD $60 Million, (see the Company’s May 5, 2011 News Release).

  Confirmatory deep drilling results at the Golouma Deposits and Masato validated the geologic modeling concept that gold mineralization continued well below 2010 and 2011 resource estimation limits.

  The 2011 and the current 2012 resource estimation updates have outlined continued resource growth through focused definition and delineation drilling programs. The 2012 resource update represents a 14% increase in gold ounces for the indicated category and a 121 % increase in gold ounces for the inferred category from the interim 2011 resource estimation,(see the Company’s May 12th, 2011 News Release and Appendix B).

  As announced in May 2012, the Government of Senegal officially approved the Environmental and Social Impact Assessment (“ESIA”) which conforms to both the International Finance Corporation Performance Standards and the World Bank Group Environmental, Health and Safety Guidelines. Furthermore, by conforming to these standards the OJVG Gold Project meets the requirements of the Equator Principles, the internationally recognized project finance framework (see the Company’s May 29, 2012 News Release).

The OJVG Gold Project is an advanced stage, low-risk, construction-ready gold project with numerous options for development and further resource enhancement. Oromin is continuing to work with its OJVG partners to assess development, financing and strategic alternatives towards maximizing the Project value, including discussions with various parties that could lead to a potential acquisition of Oromin.

Qualified Persons

An NI 43-101 compliant Technical Report describing the 2012 resource update will be included in a single technical report setting out the results of the 2012 Feasibility Update anticipated later in 2012. Under CSA definitions the resource estimate update does not constitute a material increase from the previous resource update completed in May 2011 by SRK (See appendix B) and filed on the Company’s website and SEDAR. Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has reviewed and verified the technical data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO

[Refer to the “Cautionary Statements” on the following page.]

Cautionary Statements

This press release contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Specifically, this press release has as its principal subject a current mineral resource estimate as at September 2012 prepared by our independent consultants. In addition, this release A) provides comparisons to a mineral resource estimate and to a mineral reserve estimate, both as at July 2010, as set out in our feasibility study filed on SEDAR July 15, 2010 (the “2010 Feasibility Study”), and B) makes reference to our preliminary economic assessment of the viability of heap leach processing filed on SEDAR May 5, 2011 (the “2011 PEA”). It is emphasized to readers that any mineral resource estimate, feasibility study or preliminary economic assessment are based upon assumptions about such factors as extent and continuity of mineralization, rock density, and variation between predicted and actual deposit shapes. In addition any feasibility study or preliminary economic assessment are based upon assumptions about such factors as availability of capital for development, commencement of construction, capital costs, ore grade, anticipated gold production, gold recovery, cash operating costs and other costs, expected mine life, projected internal rate of return, projected payback period, sensitivity to metal prices and other sensitivities, and assumptions underlying any financial analysis. Statements based on such assumptions may be viewed as forward-looking statements.

Any company contemplating the development of a mineral resource is subject to such risks and uncertainties as commodity price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, market competition, ongoing relations with employees and impacted communities, general economic conditions and other risks involved in the mineral exploration and development industry, as well as those risk factors discussed in the section entitled “Description of Business - Risk Factors” in Oromin’s Annual Information Form filed on SEDAR May 29, 2012. Statements based on such assumptions may be viewed as forward-looking statements.

The operating and capital costs in the 2010 Feasibility Study and the 2011 PEA were developed to be reasonable estimates within industry benchmarks. The 2010 Feasibility Study and the 2011 PEA use estimates of gold prices based on approximate three-year averages, a conventional practice in our industry. There is no certainty that the results of the 2010 Feasibility Study or the 2011 PEA will ever be realized. Should one or more of the risks or uncertainties involved in forward-looking statements relating to the 2010 Feasibility Study or the 2011 PEA materialize, or should the assumptions underlying the 2010 Feasibility Study or the 2011 PEA prove incorrect, actual results of the 2010 Feasibility Study or the 2011 PEA may vary materially from those anticipated, believed, estimated or expected. Statements based on such assumptions may be viewed as forward-looking statements.

In addition to the forward-looking statements associated with resource and reserve estimates, this news release contains other forward-looking statements associated with the following matters: references to the Feasibility Study and PEA updates on page 1, in the President’s remarks on page 2, on page 3 and page 5; the reference to deposits remaining open to further expansion on page 2 and page 5; references to operational flexibility and blending options on page 4; references to “Additional Potential” on page 5; reference to the modeling concept of continued gold mineralization on page 5; and references to options for development, further resource enhancement and alternatives towards maximizing project value on page 6.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which are beyond Oromin’s ability to predict or control and may cause Oromin’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Oromin undertakes no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This document uses the terms “indicated mineral resources” and “inferred resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, they are not recognized by the SEC. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases, such as with an initial PEA. The SEC, normally, only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade, without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

OJVG Gold Project
Teranga Gold Corp.
OJVG
Site Plan Area
Granite
Sanouwoula
Dendifa West
Volcanics
N
Sabodala North
Sekoto North
Maleko
Masato Northeast
SEKOTO DEPOSIT
MASATO DEPOSIT
SABODALA OPEN PIT
MAMASATO DEPOSIT
Teranga
OJVG
Mamakono South
KOUROUNDI DEPOSIT
Timtimol
NIAKAFIRI SE DEPOSIT
NIAKAFIRI SW DEPOSIT
KEREKOUNDA DEPOSIT
MAKI MEDINA DEPOSIT
Saboraya
Torosita
Maki Medina East
KOUROULOULOU DEPOSIT
GOLOUMA DEPOSIT
KOBOKOTO DEPOSIT
Goumbati
KOULOUQWINDE DEPOSIT
Goumbati West
KOUTOUNIOKOLLA DEPOSIT
KINEMBA DEPOSIT
OJVG Mining Licence 213 sq/km
Randgold
Legend
Proposed open pit
Masato deposit
Golouma style deposit
Heap Leach deposit
Prospect/Target
Existing road
OJVG boundary
0
2 Km

Appendix A
OJVG MINERAL RESOURCE ESTIMATE
Effective Date: SEPTEMBER 2012

Deposit	Resource Category	Tonnage	Grade	Gold Ounces
Golouma		(000's)	g/t Au
Golouma	Indicated	11,870	2.81	1,073,450
Kerekounda	Indicated	1,642	5.16	272,489
Kourouloulou	Indicated	173	9.66	53,771
Sub total	Indicated	13,685	3.18	1,399,709
Masato	Indicated	44,970	1.34	1,932,906
Sub total	Indicated	58,655	1.77	3,332,615
Heap Leach
Niakafiri SE	Indicated	8,418	0.78	210,171
Niakafiri SW	Indicated	2,049	0.54	35,436
Maki Medina	Indicated	3,333	1.04	111,659
Kobokoto	Indicated	1,467	0.89	41,788
Mamasato	Indicated	676	1.30	28,219
Koulouqwinde	Indicated	0	0.00	0
Koutouniokolla	Indicated	0	0.00	0
Sekoto	Indicated	0	0.00	0
Kinemba	Indicated	436	0.97	13,602
Kouroundi	Indicated	171	0.80	4,397
Sub total	Indicated	16,551	0.84	445,272
Total	Indicated	75,206	1.56	3,777,887

Appendix A continues on following page

Appendix A continued below

Deposit	Resource Category	Tonnage	Grade	Gold Ounces
Golouma		(000's)	g/t Au
Golouma	Inferred	5,069	3.10	505,298
Kerekounda	Inferred	262	6.19	52,145
Kourouloulou	Inferred	124	10.84	43,296
Sub total		5,455	3.43	600,740
Masato	Inferred	3,527	1.13	127,614
Sub total	Inferred	8,983	2.52	728,353
Heap Leach
Niakafiri SE	Inferred	661	1.02	21,771
Niakafiri SW	Inferred	2,447	0.54	42,293
Maki Medina	Inferred	115	1.26	4,644
Kobokoto	Inferred	971	0.74	23,124
Mamasato	Inferred	724	1.30	30,312
Koulouqwinde	Inferred	869	1.36	38,252
Koutouniokolla	Inferred	475	1.40	21,435
Sekoto	Inferred	1,373	0.74	32,699
Kinemba	Inferred	659	0.88	18,565
Kouroundi	Inferred	53	0.77	1,320
Sub total	Inferred	8,346	0.87	234,415
Total	Inferred	17,330	1.73	962,769

The Golouma category includes the Golouma West/South, Kerekounda and Kourouloulou deposits. The Heap Leach category includes the Niakafiri Southeast, Niakafiri Southwest, Maki Medina, Kobokoto, Mamasato, Koulouqwinde, Koutouniokolla, Sekoto, Kinemba and Kouroundi deposits. Tonnage and grades for the open pit portions of all deposits have been constrained by an optimized Whittle pit based on a $1500 per ounce gold price and the proposed mining and processing related costs. Tonnages and grades for the Golouma category deposits assume CIL processing methods and were calculated at gold cut-off grades of 0.32 g/t for sulphide ore and 0.15 g/t for oxide ore. . Tonnages and grades for the Heap Leachcategory deposits assume Heap Leach processing methods and were calculated at gold cut-off grades of 0.24 g/t for sulphide ore and 0.15 g/t for oxide ore. Underground resources reported below the optimized pits for all of the deposits are reported using a 1.0 g/t cut-off grade.

Appendix B
OJVG MINERAL RESOURCE ESTIMATE (SRK and DRA) AS AT MAY, 2011

Deposit	Resource Category	Tonnage	Grade	Gold Ounces
		(000's)	g/t Au	(000's)
Golouma	Indicated	12,748	3.40	1,376
Masato	Indicated	35,531	1.30	1,457
Sub total	Indicated	48,279	1.85	2,833
Heap Leach	Indicated & Measured	20,606	0.70	476
Total	Indicated	68,885	1.51	3,309

Golouma	Inferred	1,404	4.10	185
Masato	Inferred	3,233	1.30	130
Sub total	Inferred	4,637	2.15	315
Heap Leach	Inferred	7,046	0.50	120
Total	Inferred	11,683	1.15	435

The Golouma category includes the Golouma West/South, Kerekounda and Kourouloulou deposits. The Heap Leach category includes the Niakafiri Southeast, Niakafiri Southwest, Maki Medina, and Kobokoto deposits. Tonnage and grades for the open pit portions of the Golouma deposits have been constrained by an optimized Whittle pit based on a $1300 per ounce gold price and the proposed mining and processing related costs. Tonnages and grades for the Golouma category deposits assume CIL processing methods and were calculated at gold cut-off grades of 0.37 g/t for sulphide and oxide ore. Underground resources were only reported for the Golouma deposits below the optimized pits a 1.0 g/t cut-off grade. Tonnages and grades for the Heap Leach category deposits assume Heap Leach processing methods, were unconstrained by an optimized Whittle pit shell and were calculated at gold cut-off grades of 0.20 g/t sulphide and oxide ore. Underground resources reported below the optimized pits for the Golouma deposits are reported using a 1.0 g/t cut-off grade. See the Company’s May 12, 2011 news release for further details.